EShallGo Inc.

12F Block 16, No.1000 Jinhai Road

Pudong New District

Shanghai, China 201206

April 27, 2023

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Scott Anderegg

Re:	EShallGo Inc. Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted February 1, 2023 CIK No. 0001879754

Dear Mr. Anderegg:

This letter is in response to your letter on February 10, 2023 in which you provided a comment to the Draft Registration Statement on Form F-1 (the “Registration Statement”) of EShallGo Inc. (the “Company”) filed with the U.S. Securities and Exchange Commission on February 1, 2022. On the date hereof, the Company has submitted Registration Statement on Form F-1 (“Form F-1”). We set forth below in bold the comment in your letter relating to the F-1 followed by our response to the comment.

Amendment No. 4 to Draft Registration Statement filed February 1, 2023

Cover Page

1.	We note your written response and revised disclosure in response to comment 2, however, we continue to note instances in which you reference "our" variable interest entity (VIE). As an example only, on your cover page you state (emphasis added), "[w]e are incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct our operations in China through our variable interest entities,..." Please review your VIE disclosures throughout your filing and revise.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the VIE disclosure on the cover page and made sure that all references to the VIEs were correct throughout Form F-1.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Qiwei Miao
Qiwei Miao
Chief Executive Officer